Exhibit 99.204

For Immediate Release	November 15, 2021

The Valens Company Announces Next Step Towards Nasdaq Listing

Kelowna, B.C., November 15, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that as the next step in its Nasdaq listing process, it will be completing a three for one consolidation (the “Consolidation”) of its common shares (“Common Shares”) on November 16, 2021 in order to meet Nasdaq listing requirements. The Common Shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis on November 18, 2021.

“This announcement represents a milestone towards the listing of Valens’ Common Shares on Nasdaq,” said Tyler Robson, CEO of The Valens Company. “With the recent progress in our application, paired with the share consolidation to meet minimum listing requirements, Valens expects to commence trading on Nasdaq before the end of 2021.”

The board of directors of Valens (the “Board”) believes the Consolidation will result in a number of potential benefits to Valens, particularly in connection with the Company’s application for a secondary listing of the Common Shares on Nasdaq. To be accepted for listing on Nasdaq, the Company must meet certain minimum trading price requirements, which are anticipated to be satisfied as a result of the Consolidation. As discussed in greater detail in the management information circular of the Company dated April 19, 2021, the Board believes there are potential benefits of a Nasdaq listing, including increased visibility of the Company amongst U.S. analysts and investors, increased access to capital and the potential for greater trading volume and liquidity for the Common Shares. The Consolidation has no impact on the dollar value of investor’s shares.

No fractional Common Shares will be issued upon the Consolidation. All fractions of post-Consolidation Common Shares will be rounded down. The Consolidation will not affect any Shareholder’s percentage ownership in the Company other than by the minimal effect of the aforementioned elimination of fractional Common Shares, even though such ownership will be represented by a smaller number of Common Shares. Instead, the Consolidation will reduce proportionately the number of Common Shares held by all Shareholders.

The Consolidation was previously approved by the Board, as well as by shareholders at the recent annual general and special meeting of shareholders of the Company.

Additional Information for Shareholders

The Company's new CUSIP number for the post-consolidation Common Shares is 91914P603 and the new ISIN number is CA91914P6030.

The Company will shortly mail a letter of transmittal (“Letter of Transmittal”) to its registered holders of Common Shares which must be completed and returned to Computershare Investor Services Inc. (“Computershare”) at the address specified in the Letter of Transmittal, together with their share certificates for the pre-Consolidation Common Shares, in order to receive share certificates for the relevant number of post-Consolidation Common Shares to which they are entitled to receive. Questions on how to complete the Letter of Transmittal, or requests for additional copies of the Letter of Transmittal, may be directed to Computershare at 1-800-564-6253 or by e-mail to corporateactions@computershare.com. A copy of the Letter of Transmittal may also be obtained from the SEDAR website at www.sedar.com or from the Company’s website at www.thevalenscompany.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Shareholders that hold their Common Shares through a broker, trust company or other intermediary do not need to complete and submit a Letter of Transmittal, as their intermediary will make arrangements on their behalf for their accounts to be updated for the relevant number of post-Consolidation Common Shares that they beneficially hold, as applicable.

For any more information or frequently asked questions please refer to the following link: https://thevalenscompany.com/share-consolidation-faq/

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, that the potential benefits of the Consolidation, including the effect on the Company’s application to list its Common Shares on Nasdaq, will not be achieved, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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